Mohen, Inc.
95 Morton Street
New York, New York 10014

July 31, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Cicely LaMothe, Branch Chief Division of Corporation Finance Wilson K. Lee

Re:	Mohen, Inc. Form 10-SB Filed June 29, 2007 File No. 000-52707

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 25, 2007 relating to the Registration Statement on Form 10-SB, filed with the SEC on June 29, 2007 (the “Form 10-SB”).  The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to our Form 10-SB.

FORM 10-SB FILED ON JUNE 29, 2007

Financial Statements and Notes

General

1.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Response

We will continue to monitor our requirement to update our financial statements in accordance with Item 310(g) of Regulation S-B.

Securities and Exchange Commission
July 31, 2007

2.
Please note that the Form 10SB goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10SB until all of our comments have been addressed.

Response

We acknowledge that the Form 10SB will go effective by lapse of time in accordance with Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”), and that at such time, we will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  Further, we acknowledge that you will continue to review our Form 10SB until such time as all of your comments have been adequately addressed.

Audited Financial Statements for December 31, 2006

Note 1 – Organization

Nature Of Business, page F-7

3.
Your financial statements reflect the common control merger between Mohen Entertainment Portals, LLC and Mohen Entertainment Portals, Inc. for all periods presented since the majority shareholders and management of both entities are the same. Please tell us and consider disclosing how you considered EITF 02-5 in determining that common control exists between these two entities.

Response

We have considered EITF 02-5 in determining that common control existed between the two entities. The two combined entities had the same ownership as the surviving entity, meeting the characteristics cited in EITF 02-5 discussion.

As described in footnote 1; the accompanying financial statements reflect the merger of the two entities for all periods presented since the majority shareholders and management of both entities are the same. We believe no further revisions are necessary.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.	Clarify in your footnote how you will consider the other criteria of SAB Topic 13 in determining when to recognize revenue.

Securities and Exchange Commission
July 31, 2007

Response

We acknowledge your request to expand our revenue recognition footnote to include such other information as described in SAB Topic 13.

We have expanded our footnote disclosures to include a statement that revenue shall not be recognized until it is realizable and earned, considering: the existence/proof of an  arrangement; delivery has occurred or the services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured.

Note 3 – Royalty / License Agreements, page F-13

5.
We note that you are amortizing the cost of the license payments to expense in accordance with the terms of the license agreements. Please clarify if this is on a straight-line basis and if not, provide a clear description of the terms of the contracts to support your accounting treatment. In addition, please consider including a tabular presentation of the amortization expense expected for the upcoming fiscal years.

Response

We acknowledge your request to expand our royalty/license footnote to clarify period of amortization for such advance license payments.

We have expanded our footnote disclosures to include a statement that the costs of licensing agreements are amortized to expense on a straight-line basis over the shorter of the life of the agreement or the period of recoverability of the related revenue stream under such agreement.  Amortization expense for future periods is as follows:

Year	Amount
2007	$2,310,000
2008	1,750,000
Subtotal	$4,060,000

6.
Paragraph 15 of SFAS 50 states that if a portion of the minimum guarantee subsequently appears not to be recoverable through future use of the rights obtained, the nonrecoverable portion shall be charged to expense. Please expand your disclosure to clarify how you assess recoverability of these rights, especially in light of your lack of revenue stream to date.

Response

We acknowledge your request to expand our royalty/license footnote to clarify how we assess recoverability of advance license payments.

Securities and Exchange Commission
July 31, 2007

We have expanded our footnote disclosures to include a statement that the Company evaluates recoverability of such assets based on  expected future revenues. Any portion of advances that appear not to be fully recoverable from future expected revenues shall be charged to expense during the period in which the loss becomes evident.

Note 6 – Equity Transactions

Redeemable Convertible Preferred Stock – Series B – par value $0.01, pages F-15 – F-16

7.
You carry your redeemable convertible preferred stock at face value since the contingency has not been met and it is not currently probable. In accordance with paragraph 15 of EITF D-98, the initial carrying amount of redeemable preferred stock should be its fair value at date of issue. Please revise your disclosures as appropriate to clarify that these instruments were recorded at their fair value.

Response

We acknowledge your request to expand our Redeemable Convertible Preferred Stock-Series B footnote to clarify the initial carrying amount of redeemable preferred stock was recorded at its fair value at date of issuance.

We have expanded our disclosures to include a statement that the Redeemable Preferred Stock was recorded at its fair value at the date of issuance.

8.
We note that you issued a warrant to purchase 460,000 shares of Series B Preferred Stock and valued this instrument at $112,000. Please advise us and expand your disclosure as appropriate to clarify how you determined the value of this warrant. In addition, tell us how your accounting treatment for this warrant considers the guidance in FSP FAS-150-5.

Response

We acknowledge your request to expand our Redeemable Convertible Preferred Stock- Series B footnote to clarify the method utilized in determining the fair value of the warrants issued to the broker.  We have also considered the guidance of FSP FAS- 150-5 in recording of such warrants.

We have expanded our footnote disclosures to include a statement that the warrant to purchase 460,000 shares of Series B Preferred stock was valued at $112,000 using the Black-Scholes pricing model.  Such warrants for shares are not puttable and not mandatorily redeemable.

Securities and Exchange Commission
July 31, 2007

We advise the staff that since the warrants for shares are not puttable and not mandatorily redeemable, no liability treatment is required.  As described in the financial statement footnotes, the value of the warrants of $112,000 are included as a component of the value of the Redeemable Convertible Preferred Stock-Series B.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By:	/s/ MEL SCHRIEBERG
Mel Schrieberg
Chief Executive Officer